KELSO TECHNOLOGIES INC.

13966 18B Avenue
Surrey, British Columbia V4A 8J1, Canada

MANAGEMENT PROXY CIRCULAR

May 2, 2017

This document requires immediate attention. If you are in doubt as to how to deal with the documents or matters referred to in this Management Proxy Circular, you should immediately contact your investment advisor.

KELSO TECHNOLOGIES INC.

INTRODUCTION

This Management Proxy Circular accompanies the Notice of Annual General and Special Meeting (the “Notice”) and is furnished to shareholders (the “Shareholders”) holding common shares in the capital of Kelso Technologies Inc. (“Kelso” or the “Corporation”) in connection with the solicitation by the management of the Corporation of proxies to be voted at the annual general and special meeting (the “Meeting”) of the Shareholders to be held at 10:00 a.m. (PDT) on Thursday, June 8, 2017 at the Fairmont Hotel Vancouver, 900 West Georgia Street, Vancouver, BC, Canada or at any adjournment or postponement thereof.

Date and Currency

The date of this Management Proxy Circular is May 2, 2017. Unless otherwise stated, all amounts herein are in United States Dollars.

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of the Corporation for use at the Meeting. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by directors, officers or employees of the Corporation. Costs of the solicitation of proxies for the Meeting will be borne by the Corporation. In addition to the use of mail, proxies may be solicited by personal interviews, personal delivery, telephone or any form of electronic communication or by directors, officers and employees of the Corporation who will not be directly compensated therefore. The Corporation has arranged for intermediaries to forward meeting materials to beneficial holders held of record by those intermediaries and the Corporation may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxies

The individuals named in the accompanying form of proxy (the “Proxy”) are directors or officers of the Corporation. A SHAREHOLDER WISHING TO APPOINT ANOTHER PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER’S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S OR COMPANY’S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY, OR BY COMPLETING ANOTHER PROXY. A Proxy will not be valid unless it is completed, dated, signed and delivered to Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario Canada M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or is delivered to the Chair of the Meeting prior to the commencement of the Meeting. A Shareholder may also vote by proxy using the telephone or internet by following the instructions provided in the accompanying form of Proxy.

Non-Registered Shareholders

Only holders of record of common shares of the Corporation (the “Registered Shareholders”) or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a Registered Shareholder in respect of shares which are held on behalf of the person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self- administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as the Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators (“NI 54-101”), the Corporation has distributed copies of the Notice of Meeting, this Management Proxy Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Non-Registered Shareholders who object to intermediaries disclosing information about their identity and ownership in the Corporation are referred to as “objecting beneficial owners” or “OBOs”, and Non-Registered Shareholders who do not object to such disclosure are referred to as “non-objecting beneficial owners” or “NOBOs”. In accordance with the requirements of NI 54-101, the Corporation has elected to send copies of the Notice of Meeting, this Management Proxy Circular and the Proxy (collectively, the “Meeting Materials”) directly to NOBOs.

The Meeting Materials are being sent to both Registered Shareholders and Non-Registered Shareholders. If you are a NOBO, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send these materials to you directly, the Corporation (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instruction. Please return your voting instructions as specified in the request for voting instructions.

Intermediaries are required to forward the Meeting Materials to OBOs unless an OBO has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to OBOs. The management of the Corporation does not intend to pay for Intermediaries to forward the Meeting Materials to OBOs. An OBO will not receive the materials unless the Intermediary assumes the cost of delivery. Generally, OBOs who have not waived the right to receive Meeting Materials will either:

a)

be given a Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the OBO but which is otherwise not completed. Because the Intermediary has already signed the Proxy, the Proxy is not required to be signed by the OBO. In this case, the OBO who wishes to submit a Proxy should otherwise properly complete the Proxy and deliver it to Computershare Investor Services Inc. as provided above; or

b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the OBO and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed Proxy accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the Proxy to validly constitute a proxy authorization form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the Proxy, properly complete and sign the Proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Shareholders to direct the voting of the shares that they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Shareholder should insert the Non-Registered Shareholder’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the Proxy or proxy authorization form is to be delivered.

The Corporation is not relying on the notice-and-access delivery procedures outlined in NI 54-101 to distribute copies of Meeting Materials.

Revocation of Proxies

A Registered Shareholder who has given a Proxy may revoke it by an instrument in writing executed by the Registered Shareholder or by the Registered Shareholder’s attorney authorized in writing or, if the Registered Shareholder is a company, by a duly authorized officer or attorney of the company, and delivered either to Computershare Investor Services Inc. not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any adjournment of it, or to the chair of the Meeting on the day of the Meeting or any adjournment of it. Only Registered Shareholders have the right to revoke a Proxy. Non-Registered Holders who wish to change their vote must, in accordance with the instructions provided by the Intermediaries, arrange for their respective Intermediaries to revoke the Proxy on their behalf. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

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Exercise of Discretion

The persons named in the form of Proxy accompanying this Management Proxy Circular will vote or withhold from voting the shares of the Corporation in accordance with the instructions from the Shareholder, on any ballot that may be called for. If a choice is specified with respect to any matter to be acted upon, the shares of the Corporation will be voted accordingly.

Where no choice has been specified by the Shareholder, or if both choices have been specified, the Proxy confers discretionary authority with respect to that matter upon the designated persons named in the form of Proxy. It is intended that the designated persons will vote the common shares represented by proxy in favour of each matter identified in the Proxy

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed as proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. As at the date of this Management Proxy Circular, management of the Corporation knows of no such amendment, variation or other matter which may be presented to the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed elsewhere in this Management Proxy Circular, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors and the re-approval of the 2014 Option Plan and issuance of unallocated options, rights and other entitlements thereunder. For the purpose of this paragraph, “Person” shall include each person: (a) who has been a director or executive officer of the Corporation at any time since the beginning of the Corporation’s last financial year, (b) who is proposed as a nominee for election as a director, or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Corporation is authorized to issue an unlimited number of common shares (the “Common Shares”) without par value and an unlimited number of Class “A” preference shares (the “Preference Shares”) without par value, of which 5,000,000 are designated Class “A” convertible voting preference, series 1 shares (the “Convertible Shares”) without par value.

As of the Record Date, determined by the Board of Directors of the Corporation (the “Board”) to be the close of business on May 1, 2017, a total of 46,911,752 Common Shares were issued and outstanding. There were no Preference Shares or Convertible Shares issued and outstanding as at the Record Date.

Each Common Share carries the right to one vote at the Meeting. The Preference Shares and the Convertible Shares are subject to the special rights and restrictions set out in the Corporation’s Articles. The Preference Shares do not carry the right to vote. Holders of Convertible Shares are entitled to receive notice and to attend all shareholder meetings of the Corporation and have the right to one vote at any meeting.

Only registered shareholders as of the Record Date are entitled to receive notice of, and to attend and vote at, the Meeting or any adjournment or postponement of the Meeting.

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To the knowledge of the directors and executive officers of the Corporation, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, securities carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation.

BUSINESS OF THE MEETING

Financial Statements and Auditors’ Report

The Corporation’s audited consolidated financial statements (“Financial Statements”) for the year ended December 31, 2016 and the report of the auditors thereon will be placed before the Meeting. Copies of the Financial Statements, the auditors’ report thereon and management’s discussion and analysis (“MD&A”) for the year ended December 31, 2016 have been mailed to all Registered Shareholders and Non-Registered Shareholders (or beneficial shareholders) who have opted to receive such materials. The Financial Statements can also be found on the Corporation’s website at www.kelsotech.com and are also available under the Corporation’s profile on SEDAR at www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States. No vote by the shareholders is required to be taken with respect to the Financial Statements for the year ended December 31, 2016.

Appointment of Auditors

Management of the Corporation intends to nominate Smythe LLP, Chartered Professional Accountants, for reappointment as auditors of the Corporation. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the reappointment of Smythe LLP, Chartered Professional Accountants as auditors of the Corporation to hold office until the close of the next annual meeting of the Corporation, at a remuneration to be fixed by the directors of the Corporation. Smythe LLP, Chartered Professional Accountants were first appointed as the Corporation’s auditor on November 16, 2009.

ELECTION OF DIRECTORS

Advance Notice Policy

At a meeting of the Shareholders held on June 5, 2013, the Shareholders approved the adoption of new articles of the Corporation (the “New Articles”) which replaced the then existing Articles in their entirety. The New Articles contain an Advance Notice Policy (the “ANP”), which includes, among other things, a provision that requires advance notice be given to the Corporation in circumstances where nominations of persons for election to the Board are made by shareholders of the Corporation. In the case of an annual meeting of shareholders, notice to the Corporation must be made not less than 30 days nor more than 65 days prior to the date of the annual meeting. However, in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement. In the case of a special meeting of shareholders (which is not also an annual meeting) notice to the Corporation must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

Additionally, the ANP sets forth the information that a shareholder must include in the notice to the Corporation, and establishes the form in which the shareholder must submit the notice for that notice to be in proper written form. A copy of the Corporation’s New Articles may be viewed by appointment during normal business hours at the Corporation’s registered and records office located at the offices of Clark Wilson LLP, 800 – 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1.

No nominations for directors were received in accordance with the provisions of the ANP.

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Nominees

The Board currently consists of six directors. At the Meeting, the six persons named hereunder will be proposed for election as directors of the Corporation (collectively, the “Nominees”). Unless authority to do so is withheld, the persons named in the accompanying Proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority will be exercised by the persons named in the accompanying Proxy to vote the Proxy for the election of any other person or persons proposed in place of any Nominee or Nominees who are unable to serve. Each director elected will hold office until the close of the first annual meeting of shareholders of the Corporation following his or her election or until his or her successor is duly elected or appointed unless his or her office is earlier vacated in accordance with the by-laws of the Corporation.

The following table sets forth the name, jurisdiction of residence, current occupation, date they first became a director of the Corporation and number of shares beneficially owned, directly and indirectly, by each Nominee. The statement as to the common shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the Nominees is in each instance based upon information furnished by the Nominee concerned and is as at May 2, 2017.

The directors of the Corporation are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are elected or appointed, unless his office is earlier vacated in accordance with the New Articles or with the provisions of applicable corporate legislation. In the absence of instructions to the contrary, the enclosed form of Proxy will be voted for the nominees listed in the form of Proxy.

At the Meeting, shareholders will be asked to pass an ordinary resolution to set the number of directors for the ensuing year at six. The number of directors will be approved if the affirmative vote of the majority of Common Shares present or represented by Proxy at the Meeting and entitled to vote are voted in favour to set the number of directors at six.

Management of the Corporation proposes to nominate the persons named in the table below for election by the shareholders as directors of the Corporation. Information concerning such persons, as furnished by the individual nominees, is as follows:

Number of Voting
Securities of the
Name and Jurisdiction of		Served as a Director	Corporation
Residence	Current Occupation/Age/Biography	Since	Beneficially Owned or
Controlled or Directed,
Directly or Indirectly(1)

James R. Bond	Occupation: Director, President and CEO of the	April 7, 2010	1,287,500 Common
British Columbia, Canada	Corporation		Shares(3)

Age: 63

Biography: President and CEO of the Corporation from April 2010 to present; director of SnoBro Enterprises Inc., a capital pool company listed on the TSX Venture Exchange (the “TSXV”). Mr. Bond is the President of Bondwest Enterprises Inc., a Canadian company established in 1988 that specializes in corporate architecture, financial networking, entrepreneurial management, strategic business development and distress turnarounds. Over the past 36 years he has served in advisory, consulting, executive management, director and corporate officer roles in numerous private and public companies conducting business in the technology, manufacturing and processing industries.

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Number of Voting
Securities of the
Name and Jurisdiction of		Served as a Director	Corporation
Residence	Current Occupation/Age/Biography	Since	Beneficially Owned or
Controlled or Directed,
Directly or Indirectly(1)

Peter Hughes(2) British Columbia, Canada	Occupation: Director of the Corporation; Self- employed businessman	October 4, 2010	16,000(4)

Age: 55

Biography: Mr. Hughes has over 30 years’ business experience including senior-level executive and director positions in both private and public companies specializing in pharmaceuticals, alternative energy and mining. Mr. Hughes has built industrial and resource companies from the ground up and has obtained regulatory and exchange approval for numerous reporting issuers. His experience includes corporate structuring, technology assessments, proprietary protection, public and private financings, negotiating property agreements, and public company management. He has also worked with National Research Council of Canada providing alternative energy companies with market intelligence and strategic planning. Mr. Hughes has a Bachelor of Science from UBC and completed the Canadian Securities Course and Directors & Officers Program. Mr. Hughes currently serves as President and CEO of SnoBro Enterprises Inc., a capital pool company listed on the TSXV; President, CEO and a director of Broome Capital Inc., a capital pool company listed on the NEX; CEO and director of Gourmet Ocean Products Inc. a company listed on the TSXV and as a director of Naturally Splendid Enterprises Ltd., a company listed on the TSXV.

Anthony (“Tony”) Andrukaitis Texas, USA	Occupation: Director, Chief Operating Officer of the Corporation from March 1, 2016 to present; Executive Vice-President Business Development of the Corporation from January 2, 2015 to present	August 24, 2011	235,169 Common Shares(5)

Age: 62

Biography: Mr. Andrukaitis has over 26 years of senior corporate management experience in finance, accounting, strategic planning, business development and turn- around activities. He was the Chief Operations Officer of Trinity Rail and former President of Trinity Tank Car, Inc., both subsidiaries of Trinity Industries of Dallas, Texas. Prior to that, he was the President and CEO of GATX Terminals Corporation of Chicago, IL. Mr. Andrukaitis is a CPA and holds a Bachelor of Science degree in Accounting from the University of Illinois and Master of Business Administration degree from DePaul University.

Phil Dyer (2) Texas, USA	Occupation: Director of the Corporation; Independent Businessman	January 2, 2015	10,000 Common Shares(6)

Age: 65

Biography: Mr. Dyer was employed by Legacy Texas Bank, Plano, Texas from November 1996 to February 2016, including the holding position of President from December 2000 to December 2014. Mr. Dyer is also the former mayor of Plano, Texas having served from 2009 to 2013. Mr. Dyer holds a Bachelor’s degree from the University of Texas and an MBA from East Texas State University.

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Number of Voting
Securities of the
Name and Jurisdiction of		Served as a Director	Corporation
Residence	Current Occupation/Age/Biography	Since	Beneficially Owned or
Controlled or Directed,
Directly or Indirectly(1)

Paul Cass(2)	Occupation: Mr. Cass is the COO at Whitewater West Industries Ltd. since May 2016.	June 2, 2016	69,000(7)
British Columbia, Canada
Age: 60

Biography: Mr. Cass has held several positions at Ballard Power Systems Inc. including Vice President and Chief Operations Officer (2014 to March 31, 2016); Vice President, Operations (2009-2014); Director, Material Handling and Bus Markets, Customer Service & Apps Eng (2008-2009); Director Bus Markets, Customer Service & Applications Engineering (2005-2008); Director, Customer Service, Applications Engineering and Program Management (2003-2005); Director Programs and Product Development (2001-2003). Mr. Cass holds an MBA and BASc and is a member of the Association of Professional Engineers and Geoscientists of British Columbia (P.Eng).

Laura Roach	Occupation: Ms. Roach is a partner at Albin Roach, a Law firm located in Collin County, Texas.	August 10, 2016	6,390(8)
Texas, USA
Age: 45

Biography: Ms. Roach’s practice consists of both litigation matters and mediation. Her clients range from large business to individuals. She has the role of operational leader at the law firm. Ms. Roach is also an entrepreneur, founding and running a referral and marketing business. Ms. Roach has been recognized many times for the quality of her legal practice, including being named one of Texas Monthly magazine’s super lawyers every year since 2013, being named as a top attorney in D Magazine every year since 2013, and one of the top 21 to lead Collin County into the 21st Century by Inside Collin County Business, among other recognitions.

(1)

Securities beneficially owned, directly or indirectly, or over which control or direction is exercised, as at May 2, 2017, based upon information furnished to the Corporation by the individual nominees.

(2)	Member of the Audit Committee.
(3)

Mr. Bond holds 507,500 common shares directly; 625,000 common shares indirectly through Bondwest Enterprises Inc., a company owned and controlled by Mr. Bond; and 155,000 common shares jointly with Serena Sardar, Mr. Bond’s spouse; and he also holds 100,000 stock options exercisable into Common Shares that are not included in the total.

(4)	Mr. Hughes holds 50,000 stock options exercisable into Common Shares that are not included in the total.
(5)	Mr. Andrukaitis holds 100,000 stock options exercisable into Common Shares that are not included in the total.
(6)	Mr. Dyer holds 200,000 stock options exercisable into Common Shares that are not included in the total.
(7)	Mr. Cass holds 200,000 stock options exercisable into Common Shares that are not included in the total.
(8)	Ms. Roach holds 200,000 stock options exercisable into Common Shares that are not included in the total

Majority Voting Policy

In accordance with good corporate governance practices and procedures, the Board of directors of the Corporation adopted a Majority Voting Policy at a meeting of the Board on March 23, 2015. The Majority Voting Policy provides that each director of the Corporation must be elected by the vote of a majority of the Corporation’s common shares, represented in person or by Proxy, at any meeting held for the election of directors. Forms of Proxy for the election of directors will permit a shareholder to vote in favour of, or to withhold from voting, separately for each director nominee.

If any nominee for director does not receive a majority vote in favour of his or her election from the shares voted at the meeting in person or by Proxy, that director must immediately tender his or her resignation. The Corporate Governance and Nominating Committee of the Corporation will expeditiously consider whether to recommend to the Board whether or not to accept the resignation. In making this recommendation, the Corporate Governance and Nominating Committee of the Corporation may consider such extenuating circumstances as it deems appropriate including without limitation circumstances relating to the composition of the Board or the voting results.

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The Board shall determine whether or not to accept the resignation within ninety days of the relevant shareholders’ meeting. The Board shall accept the resignation absent exceptional circumstances. The resignation will be effective when accepted by the Board. A director who tenders a resignation pursuant to this policy will not participate in any meetings of the Board or any sub-committee of the Board at which the resignation is considered.

The Corporation shall promptly issue a news release with the Board’s decision, a copy of which must be provided to the Toronto Stock Exchange (the “TSX”). If the Board determines not to accept a resignation, the news release must fully state the reasons for that decision.

Committees

The Board does not have an executive committee. As at the date of this Management Proxy Circular there are presently three committees of the Board: the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee. The following table sets out the current members of such Committees:

Corporate Governance and
Audit Committee	Compensation Committee	Nominating Committee
Phil Dyer (Chair)	Peter Hughes (Chair)	Peter Hughes (Chair)
Peter Hughes	Paul Cass	Phil Dyer
Paul Cass	Laura Roach	Laura Roach

Cease Trade Orders

No proposed director of the Corporation is, as at the date of the Management Proxy Circular, or has been, within 10 years before the date of the Management Proxy Circular has been, a director, chief executive officer or chief financial officer of any company that:

(a)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purposes of the above, “order” means:

(a)	a cease trade order;

(b)	an order similar to access trade order; or

(c)	an order that denied the relevant company access to any exemption and securities legislation, that was in effect for a period of more than 30 consecutive days.

Bankruptcies

No proposed director of the Corporation is, as at the date of the Management Proxy Circular, or has been, within 10 years before the date of the Management Proxy Circular, a director or an executive officer of any company that, while the person was acting in that capacity, or within a year of that person ceasing to act in the capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

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No proposed director of the Corporation has, within the 10 years before the date of this Management Proxy Circular, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

The above information was provided by individual directors and officers of the Corporation.

Penalties or Sanctions

No proposed director of the Corporation has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security-holder in deciding whether to vote for a proposed director.

The above information was provided by individual directors of the Corporation.

Conflicts of Interest

The Corporation’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other companies and, to the extent that such other companies may participate in ventures in which the Corporation may participate, the directors of the Corporation may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Corporation’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation, or the terms of such participation. In accordance with the laws of the Province of British Columbia, the directors of the Corporation are required to act honestly, in good faith and in the best interests of the Corporation. In determining whether or not the Corporation will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Corporation may be exposed and the financial position at that time.

The directors and officers of the Corporation are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosure by the directors of conflicts of interest and the Corporation will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the Business Corporations Act (British Columbia) (“BCBCA”).

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes the compensation philosophy, objectives and practices for the Corporation’s Named Executive Officers as identified in the “Summary Compensation Table” below. For the purposes of this disclosure, “Named Executive Officer” means: (a) each Chief Executive Officer, (b) each Chief Financial Officer, (c) each of the three most highly compensated executive officers of the Corporation, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and Chief Financial Officer, at the end of the most recently completed financial year whose total compensation was, individually, more than CDN$150,000 for that financial year; and (d) each individual who would be a Named Executive Officer under paragraph (c) but for the fact that the individual was neither an executive officer of the Corporation or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.

During the financial year ended December 31, 2016, the Corporation had four Named Executive Officers (each, a “NEO”, and collectively, the “NEOs”), being James R. Bond, the President and Chief Executive Officer of the Corporation, Richard Lee, the Chief Financial Officer of the Corporation, Tony Andrukaitis, the Chief Operating Officer of the Corporation and Neil Gambow, the former Chief Operating Officer of the Corporation. Mr. Andrukaitis was appointed Chief Operating Officer of the Corporation on March 1, 2016. On March 1, 2016 Mr. Gambow resigned as Chief Operating Officer and was appointed Managing Director Corporate Development. On June 2, 2016 Mr. Gambow resigned as Managing Director Corporate Development and was appointed Chief Technology Officer. Mr. Gambow resigned as a Director of the Corporation on February 2, 2017.

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Role of the Compensation Committee and Compensation Governance

The role of the Compensation Committee is to assist the Board in fulfilling its responsibilities with respect to compensation issues. The Compensation Committee is comprised of three directors, Peter Hughes, Paull Cass and Laura Roach, all of whom are independent. The Compensation Committee is required to meet at least annually. The Compensation Committee evaluates the NEOs performance and establishes executive and senior officer compensation, determines the general compensation structure, policies and programs of the Corporation, including the extent and level of participation in incentive programs, and makes recommendations to the Board for its consideration and approval. The Compensation Committee has also been mandated to review the adequacy and form of the compensation of directors and to ensure that such compensation realistically reflects the responsibilities and risk involved in being an effective director as well as the risk any such compensation policy or practice would have a material adverse effect on the Corporation.

In making compensation decisions, the Compensation Committee strives to find a balance between short-term and long-term compensation and cash versus equity incentive compensation. Base salaries and discretionary cash bonuses primarily reward recent performance and incentive stock options encourage NEOs to continue to deliver results over a longer period of time and serve as a retention tool. The annual salary for each NEO is determined by the Compensation Committee based on the level of responsibility and experience of the individual, the relative importance of the position to the Corporation, the professional qualifications of the individual and the performance of the individual over time. The NEOs’ performances and salaries are to be reviewed periodically on the anniversary of their employment with the Corporation. Increases in salary are to be evaluated on an individual basis and are performance and market-based. Except for named executive officers whose employment agreements provide a formula for calculation of the amount of cash bonuses, the amount and award of cash bonuses to key executives and senior management is discretionary, dependent on, among other factors, the financial performance of the Corporation and the position of a participant.

All members of the Compensation Committee have direct experience which is relevant to their responsibilities as Compensation Committee members. Mr. Hughes has 30 years’ business experience including senior-level executive and director positions in both private and public companies. Mr. Cass has held several positions at Ballard Power Systems Inc. including Vice President and Chief Operations Officer (2014 to March 31, 2016) and other senior level executive positions since 2009. Ms. Roach is a partner at Albin Roach, a law firm located in Collin County, Texas. Ms. Roach has the role of operational leader at the law firm. All of the Compensation Committee members have a good understanding of compensation programs. They also have good financial understanding which allows them to assess the costs versus benefits of compensation plans. The members combined experience in the resource and management sectors provides them with the understanding of the Corporation’s success factors and risks, which is very important when determining metrics for measuring success.

Role of Management in Determining Compensation

The accountability for decisions on executive remuneration is clearly within the mandate of the Compensation Committee, but management has a key role in helping support the committee in fulfilling its obligations. For example, the CEO and other senior executives make recommendations to the Compensation Committee regarding executive officer base salary adjustments, stock-based grants and discretionary bonuses. The Compensation Committee reviews the basis for these recommendations and can exercise its discretion in modifying any of the recommendations prior to making its recommendations to the Board. The CEO does not make a recommendation to the Compensation Committee with respect to his own remuneration package.

Kelso Technologies Inc.	- 10 -	2017 Management Proxy Circular

Overview of Compensation Philosophy

The Corporation does not have a formal compensation program. The Corporation’s core compensation philosophy is to pay our executive officers competitive levels of compensation that best reflect their individual responsibilities and contributions to the Corporation, while providing incentives to achieve our business and financial objectives.

The Corporation’s compensation structure is designed to reward performance and to be competitive with the compensation arrangements of other Canadian companies of similar size and scope of operations. A number of factors are considered when determining NEO compensation including, the overall financial and operating performance of the Corporation, the NEOs individual performance and contribution to the benefit of the Corporation, the individual NEOs responsibilities and length of service, levels of compensation provided by industry competitors, and the long-term interests of the Corporation and its shareholders.

In 2016 each NEO compensation package consisted of a base salary, incentive stock options and a bonus plan whereby 10% of the annual net income before taxes and share-based payments is equally distributed to the four NEOs. At this time, the Board has not established any benchmark or performance goals that the NEOs much achieve in order to maintain their respective positions as NEOs with the Corporation.

Elements of Compensation

Compensation for the NEOs is composed primarily of three components; namely, base salary, participation in the Corporation’s incentive stock option plan, and short-term incentive compensation in the form of discretionary performance bonuses. Other benefits do not form a significant part of the remuneration package of any of the NEOs. In most cases, employment benefits, health care and life insurance are provided in a manner which is appropriate to the country of employment.

Each element of the Corporation’s executive compensation program is described in more detail below.

Base Salaries

An NEOs base salary is intended to remunerate the NEO for discharging job responsibilities and reflects the executive’s performance over time. Individual salary adjustments take into account performance contributions in connection with their specific duties. The base salary of each executive officer is recommended by the Compensation Committee to the Board for approval based on an assessment of his sustained performance and consideration of competitive compensation levels for the markets in which the Corporation operates. In making its recommendations to the Board, the Compensation Committee also considers the particular skills and experience of the individual. The base salaries of executive officers are reviewed annually. As payment of base salaries does not depend on the performance of any specific targets or goals it is not viewed as “at risk” compensation.

Long Term Incentive Compensation – Stock Options

The stock option component of an NEOs compensation, which, at the discretion of the Board, can include a vesting element to ensure retention, serves to both motivate the executive toward increasing share value and to enable the executive to share in the future success of the Corporation and is reviewed as “at risk”. Individual stock options are granted by the Board on the recommendation of senior management, in the case of employees, and by the Compensation Committee, in the case of executive officers, including the Chief Executive Officer. Options are normally awarded by the Board upon the commencement of an individual’s employment with the Corporation based on the level of responsibility within the Corporation. Additional option grants may be made periodically to ensure that the number of stock options granted to any particular individual is commensurate with the individual’s level of ongoing responsibility within the Corporation. In considering additional grants, a number of factors are considered including, the role the individual plays in the Corporation, the number of stock options an individual has been granted, the exercise price and the value of the options and the term remaining on those options.

Kelso Technologies Inc.	- 11 -	2017 Management Proxy Circular

Short Term Incentive Compensation – Discretionary Cash Bonuses

As an additional incentive, the Corporation had management bonus agreements with the named executive officers whereby 10% of the annual net income before taxes and share-based payments, if any, is equally distributed to the four named executive officers.

The Corporation may award additional discretionary cash bonuses to executive officers and employees of Corporation from time to time. Other than with respect to the NEOs, the amount of the bonus that each individual may be eligible for is not set in relation to any formula or specific criteria, but is the result of a subjective determination of the Corporation’s performance, overall industry conditions, as well as the individual’s performance and his or her contribution to overall corporate goals. The payment of bonuses is subject to the final approval of the Board and the Board has the discretion to amend or veto bonuses in its sole discretion. This form of compensation is “at risk”.

Analysis of Elements

Base salary is used to provide the named executive officers a set amount of money during the year with the expectation that each NEO will perform his responsibilities to the best of his ability and in the best interests of the Corporation.

The Corporation considers the granting of incentive stock options to be a significant component of executive compensation as it allows the Corporation to reward each named executive officer’s efforts to increase value for shareholders without requiring the Corporation to use cash from its treasury. Stock options are generally awarded to directors, officers, consultants and employees at the commencement of employment and periodically thereafter. The terms and conditions of the Corporation’s stock option grants, including vesting provisions and exercise prices, are governed by the terms of the Corporation’s stock option plan.

As an additional incentive, the Corporation has management bonus agreements with the named executive officers whereby 10% of the annual net income before taxes and share-based payments is equally distributed to the three named executive officers.

Compensation Benchmarking

In May of 2015, the Compensation Committee engaged an external consultant, Roger Gurr & Associates to assess the market competitiveness of the Corporation’s Executive and Director compensation (the “Gurr Report”) using a comparator group of a similar size in terms of market cap, revenues and production activities.

The Gurr Report concluded that the NEO’s annual salaries were significantly lower than median or typical of the market. Total cash compensation was slightly higher due to the bonus paid during the year end 2014, which is based on a percentage of net income. The Gurr Report recommended that stock options should be provided annually to management and to directors and selected managers as justified. The Gurr Report recommended that stock options should have a term of 5 years and vesting provisions, one third at issuance and one third on each of the next two anniversaries.

The Compensation Committee took the Gurr Report under advisement and made recommendations to the Board when the NEO’s Professional Services Agreements expired on December 31, 2016 and new Professional Services Agreements were entered into on January 1, 2017. For the terms of the Professional Service Agreements for the NEO’s see “Termination and Change of Control Benefits” herein.

Performance Graph

As of market open on May 22, 2014 the Corporation’s shares were listed for trading on the TSX and delisted from the TSX-V as of market close on May 21, 2014. The trading symbol remained “KLS”.

The following graph compares the yearly percentage change in the cumulative total shareholder return on the TSX- Venture Exchange for the years ending 2012 and 2013 and for the Toronto Stock Exchange for the years ending 2014 through 2016 for CDN$100 invested in Shares of the Corporation on August 31, 2012. This is compared against the cumulative total shareholder return of the S&P TSX-V for the financial years ending 2012 through 2013 and the S&P/TSX Composite Index for the financial years ended 2014 through 2016.

Kelso Technologies Inc.	- 12 -	2017 Management Proxy Circular

The Share performance as set out in the graph does not necessarily indicate future price performance.

As reflected in the performance graph above, the market performance of the Corporation’s Shares was strong up to 2015 and has followed global market trends for the last two years. Compensation paid to the Corporation’s senior executive officers since 2013 remained unchanged.

The Corporation does not directly tie increases or decreases in the level of executive compensation year over year, if any, to the increases or decreases in the market performance of the Shares. That being said, the value of any equity component of executive compensation from time to time will naturally fluctuate along with any fluctuation in the market performance of the Shares.

Retirement Benefits

The Corporation does not have formal pension plans for its executives. However, from time to time, in order to attract and retain the right level of skill, expertise and talent, the Corporation may structure the overall compensation arrangements of one or more of its executives to include retirement compensation arrangements.

Director and Officer Hedging Prohibition

The Corporation’s Board and executive officers are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Summary Compensation Table

During the year ended December 31, 2016, the Corporation had four NEOs. The following table sets forth all direct and indirect compensation for, or in connection with, services provided to the Corporation and its subsidiaries for the last three financial years.

Particulars of compensation paid to each NEO for each of the three most recently completed financial years are set out in the summary compensation table below:

Kelso Technologies Inc.	- 13 -	2017 Management Proxy Circular

		Salary	Option-based	Non-equity	All Other	Total
		($)	Awards(1)	Incentive Plan	Compensation	Compensation
			($)	Compensation	($)	($)
				($)
Name and Principal	Year Ended			Annual
Position	Dec. 31			Incentive
				Plans(2)
				($)

		(a)	(b)	(c)	(d)	(e)
James R. Bond	2016	180,000	Nil	Nil	Nil	180,000
President & CEO	2015	180,000	Nil	Nil	Nil	180,000
	2014	179,986	Nil	Nil	231,589(3)	411,575
Richard Lee	2016	180,000	Nil	Nil	Nil	180,000
Chief Financial	2015	180,000	Nil	Nil	Nil	180,000
Officer	2014	179,986	Nil	Nil	231,589(3)	411,575
Neil Gambow(4)(5)	2016	180,000	Nil	Nil	Nil	180,000
Chief Technology	2015	180,000	Nil	Nil	Nil	180,000
Officer	2014	179,986	Nil	Nil	231,589(3)	411,575
Tony Andrukaitis(6)	2016	180,000	Nil	Nil	Nil	180,000
Chief Operating	2015	N/A	N/A	N/A	N/A	N/A
Officer	2014	N/A	N/A	N/A	N/A	N/A

(1)

The value of the stock option grants has been determined using the Black-Scholes models on the date of grant and is consistent with the determinations used for financial statement purposes. The key assumptions used for this determination can be found in the notes to the 2016 consolidated financial statements. The amount presented in the table represents the fair value of the vested and unvested portion of the options granted in the period. For accounting purposes, the fair value of the award is amortized over the applicable vesting period. It should be recognized that the actual future value will be based on the difference between the market value at time of exercise and the exercise price. Therefore, the value attributed to the stock options under the Black-Scholes model does not necessarily correspond to the actual future value that will be realized.

(2)	Other than as set out in column (d), perquisites have not been included as they do not reach the prescribed threshold of the lesser of $CDN 50,000 and 10% of total salary for the financial year.

(3)

In 2014 each NEO received a cash bonus of $231,589 pursuant to a management bonus agreement whereby 10% of the annual net income before taxes and share-based payments, if any, is equally distributed to the three named executive officers.

(4)

Neil Gambow received compensation as a NEO of the Corporation’s wholly owned subsidiaries. Mr. Gambow was President and CEO of Kelso Technologies (U.S.A.) Inc. and CEO of Kelso Innovative Solutions Inc. at the year ended December 31, 2016.

(5)

On March 1, 2016 Mr. Gambow resigned as Chief Operating Officer and was appointed Managing Director Corporate Development. On June 2, 2016 Mr. Gambow resigned as Managing Director Corporate Development and was appointed Chief Technology Officer. Mr. Gambow resigned as a Director of the Corporation on February 2, 2017.

(6)	Mr. Andrukaitis was appointed Chief Operating Officer of the Corporation on March 1, 2016.

Outstanding share-based awards and option-based awards

The following table sets forth option-based awards for each of the NEOs outstanding as at the year ended December 31, 2016. There were no outstanding share-based awards.

		Option Based Awards
	Number of securities			Value of unexercised
	underlying	Option exercise	Option expiration date	in-the-money options
	unexercised options	price		($) (1)
Name	(#)	($)
James R. Bond	100,000	1.45	March 31, 2017(2)	0
	100,000	1.30	August 18, 2021	0
Richard Lee	100,000	1.45	March 31, 2017(2)	0
	100,000	1.30	August 18, 2021	0
Neil Gambow	200,000	1.45	March 31, 2017(2)	0
	100,000	1.30	February 2, 2018(3)	0
Tony Andrukaitis	50,000	1.45	March 21, 2016	0
	100,000	1.30	August 18, 2021	0

(1)

In-the-Money Options are those where the market value of the underlying securities as at the end of the most recent fiscal year end exceeds the option exercise price. Calculated, using the closing price of the common shares on the TSX on December 30, 2016 of CDN$1.25 and subtracting the exercise price of in-the-money stock options. The quoted share price is in US dollars. The remaining outstanding options may never be exercised and actual gains, if any, on exercise will depend on the value of the common shares on the date of exercise.

Kelso Technologies Inc.	- 14 -	2017 Management Proxy Circular

(2)	These options expired unexercised on March 31, 2017.

(3)

Mr. Gambow resigned as a Director of the Corporation on February 2, 2017. The Board approved the extension of the options to February 2, 2018 instead of the 90 days contained in the Corporation’s 2014 Option Plan.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards by each NEO during the year ended December 31, 2016.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
James R. Bond	Nil	Nil	Nil
Richard Lee	Nil	Nil	Nil
Neil Gambow	Nil	Nil	Nil
Tony Andrukaitis	Nil	Nil	Nil

There was no re-pricing of stock options under the stock option plan or otherwise during the Corporation’s completed financial year ended December 31, 2016.

See “Securities Authorized for Issuance Under Equity Compensation Plans” and “Particulars of Matters to be Acted Upon” for additional details regarding the terms of the Corporation’s 2014 Option Plan.

DIRECTORS’ COMPENSATION

Each independent director receives a monthly retainer of $1,000 per month and the Lead Director receives an additional $2,500 per month. No fees are paid for attendance at meetings. Also, pursuant to the 2014 Option Plan, the Corporation may, from time to time, grant options to purchase Common Shares to directors.

The Gurr Report recommended that independent Directors receive an annual issuance of 50,000 stock options with a term of 5 years and vesting provisions, one third at issuance and one third on each of the next two anniversaries. The Compensation Committee took into consideration the Gurr Report and recommended to the Board, who approved the Compensation Committee recommendations, all future option issuances will have a term of five years and vest 1/3 at the first anniversary of the grant, 1/3 on the second anniversary of granting and 1/3 on the third anniversary of granting.

A director who is an employee of the Corporation does not receive director’s fees.

Directors are also reimbursed for out-of pocket expenses incurred in attending meetings of the Board of committee meetings or otherwise on Corporation business.

Director Compensation Table

No director was compensated either directly or indirectly by the Corporation or its subsidiaries during the most recently completed financial year for services as consultants or experts.

The following table provides details of compensation paid to the directors, other than the NEOs, during the Corporation’s financial year ended December 31, 2016:

Kelso Technologies Inc.	- 15 -	2017 Management Proxy Circular

Name	Fees Earned ($)	Option-based Awards ($)(1)	All Other Compensation ($)	Total ($)
William Troy(2)	5,000	Nil	Nil	5,000
Peter Hughes	30,000	Nil	Nil	30,000
Phil Dyer	12,000	Nil	Nil	12,000
John R. O’Neill(3)	7,000	Nil	Nil	7,000
Paul Cass(4)	7,000	Nil	Nil	7,000
Laura Roach(5)	5,000	Nil	Nil	5,000

(1)

The value of the stock option grants has been determined using the Black-Scholes models on the date of grant and is consistent with the determinations used for financial statement purposes. The key assumptions used for this determination can be found in the notes to the 2016 consolidated financial statements. The amount presented in the table represents the fair value of the vested and unvested portion of the options granted in the period. For accounting purposes, the fair value of the award is amortized over the applicable vesting period. It should be recognized that the actual future value will be based on the difference between the market value at time of exercise and the exercise price. Therefore, the value attributed to the stock options under the Black-Scholes model does not necessarily correspond to the actual future value that will be realized.

(2)	Mr. Troy did not stand for re-election as a Director of the Corporation at the Annual General Meeting held on June 2, 2016.
(3)	Mr. O’Neill resigned as a Director of the Corporation on August 2, 2016.
(4)	Mr. Cass was elected a Director of the Corporation at the Corporation’s Annual General Meeting held June 2, 2016.
(5)	Ms. Roach was appointed a Director of the Corporation on August 10, 2016.

Other than as set forth in the foregoing, no director of the Corporation who is not an NEO has received, during the most recently completed financial year, compensation pursuant to:

(a)

any standard arrangement for the compensation of directors for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments;

(b)	any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors; or

(c)	any arrangement for the compensation of directors for services as consultants or expert.

Incentive Plan Awards for Directors

Outstanding share-based awards and option-based awards

To encourage directors to align their interests with shareholders, directors are granted incentive stock options pursuant to the Corporation’s stock option plan, from time to time. The following table provides information with respect to outstanding option-based awards held by the directors of the Corporation at the end of the most recently completed financial year:

The following table sets forth the share-based awards or option-based awards outstanding as at December 31, 2016.

Name	Option Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date
				Value of unexercised
				in-the-money options
				($)(1)
William Troy(3)	100,000	1.45	March 31, 2017(2)	0
Peter Hughes	150,000	1.30	March 31, 2017(2)	0
	50,00		August 28, 2021
Phil Dyer	200,000	1.30	August 18, 2021	0
John R. O’Neill(4)	200,000	2.12	August 25, 2017	0
Paul Cass(5)	200,000	1.30	August 18, 2021	0
Laura Roach(6)	200,000	1.30	August 18, 2021	0

(1)

In-the-Money Options are those where the market value of the underlying securities as at the end of the most recent fiscal year end exceeds the option exercise price. Calculated, using the closing price of the common shares on the TSX on December 30, 2016 of CDN$1.25 and subtracting the exercise price of in-the-money stock options. The quoted share price is in US dollars. The remaining outstanding options may never be exercised and actual gains, if any, on exercise will depend on the value of the common shares on the date of exercise

(2)	These options expired unexercised on March 31, 2017.

Kelso Technologies Inc.	- 16 -	2017 Management Proxy Circular

(3)	Mr. Troy did not stand for re-election as a Director of the Corporation at the Annual General Meeting held on June 2, 2016.
(4)	Mr. O’Neill resigned as a Director of the Corporation on August 2, 2016.
(5)	Mr. Cass was elected a Director of the Corporation at the Corporation’s Annual General Meeting held June 2, 2016.
(6)	Ms. Roach was appointed a Director of the Corporation on August 10, 2016.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned for all incentive plan awards by each director, other than the NEO’s, during the year ended December 31, 2016.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
William Troy(1)	Nil	Nil	Nil
Peter Hughes	Nil	Nil	Nil
Phil Dyer	Nil	Nil	Nil
John R. O’Neill(2)	Nil	Nil	Nil
Paul Cass(3)	Nil	Nil	Nil
Laura Roach(4)	Nil	Nil	Nil

(1)	Mr. Troy did not stand for re-election as a Director of the Corporation at the Annual General Meeting held on June 2, 2016.
(2)	Mr. O’Neill resigned as a Director of the Corporation on August 2, 2016.
(3)	Mr. Cass was elected a Director of the Corporation at the Corporation’s Annual General Meeting held June 2, 2016.
(4)	Ms. Roach was appointed a Director of the Corporation on August 10, 2016.

Pension Plan Benefits

The Corporation does not have a pension plan that provides for payments or benefits to the directors at, following, or in connection with retirement.

Termination and Change of Control Benefits

The Corporation entered into Professional Services Agreement with Bondwest Enterprises Inc. (“Bondwest”), a private company 100% owned by James R. Bond effective January 1, 2014 with regards to his engagement as the President and Chief Executive Officer of the Corporation (the “CEO Agreement”). The CEO Agreement expired on December 31, 2016. The CEO Agreement provided for a severance clause of twelve months’ notice for termination. Pursuant to the CEO Agreement, the Corporation agreed to pay Bondwest a base fee of $15,000 per month for the term of the Agreement. Mr. Bond was eligible to receive a bonus based on the performance of the Corporation. On January 1, 2017 the Corporation and Bondwest entered into a Professional Services Agreement which expires on December 31, 2021 (the “CEO PSA”). The CEO PSA can be cancelled at anytime with thirty (30) days written notice by either party. Under the terms of the CEO PSA Bondwest will receive a base fee of US$15,000 per month for the fiscal year 2017. The base fee for fiscal 2018 will increase to US$18,000 per month upon achieving sales in 2017 of US$18,000,000. The base fee for fiscal 2019 will increase to US$21,000 per month upon achieving sales in 2018 of US$24,000,000. The base fee for fiscal 2020 will increase to US$24,000 per month upon achieving sales of US$30,000,000. If at any time during the term of the CEO PSA sales reach US$50,000,000 the base fee will increase to US$24,000 per month. Bondwest is also eligible to receive an annual bonus, capped at 1.5 times the aggregate annual base fee. The cap would increase to 3x the aggregate annual base fee upon achieving top line sales of US$50,000,000. The performance bonus will be calculated at one-third of 10% of the adjusted income which will be based on the audited annual income adjusted for non-cash items (eg. stock-based compensation, deferred taxes, unrealized foreign exchange and amortization) and income taxes. The CEO PSA also includes a severance clause of 24 months base fee for termination or change of control.

The Corporation entered into an employment agreement with Richard Lee effective January 1, 2014 with regards to his employment as the Chief Financial Officer of the Corporation (the “CFO Agreement”). The CFO Agreement expired on December 31, 2016. The CFO Agreement provided for a severance clause of twelve months’ notice for termination. Pursuant to the CFO Agreement, the Corporation agreed to pay Mr. Lee a base salary of $15,000 per month for the term of the CFO Agreement. Mr. Lee was eligible to receive a bonus based on the performance of the Corporation. On January 1, 2017 the Corporation and Kitchener Holdings Corp. (“Kitchener”) a private company 100% owned by Mr. Lee entered into a Professional Services Agreement which expires on December 31, 2021 (the “CFO PSA”). The CFO PSA can be cancelled at anytime with thirty (30) days written notice by either party. Under the terms of the CFO PSA Kitchener will receive a base fee of US$15,000 per month for the fiscal year 2017. The base fee for fiscal 2018 will increase to US$18,000 per month upon achieving sales in 2017 of US$18,000,000. The base fee for fiscal 2019 will increase to US$21,000 per month upon achieving sales in 2018 of US$24,000,000. The base fee for fiscal 2020 will increase to US$24,000 per month upon achieving sales of US$30,000,000. If at any time during the term of the CFO PSA sales reach US$50,000,000 the base fee will increase to US$24,000 per month. Kitchener is also eligible to receive an annual bonus, capped at 1.5 times the aggregate annual base fee. The cap would increase to 3x the aggregate annual base fee upon achieving top line sales of US$50,000,000. The performance bonus will be calculated at one-third of 10% of the adjusted income which will be based on the audited annual income adjusted for non-cash items (eg. stock-based compensation, deferred taxes, unrealized foreign exchange and amortization) and income taxes. The CFO PSA also includes a severance clause of 24 months base salary for termination or change of control.

Kelso Technologies Inc.	- 17 -	2017 Management Proxy Circular

The Corporation entered into an employment agreement with Neil Gambow effective January 1, 2014 with regards to his employment as the President and Chief Executive Officer of Kelso USA (the “Gambow Agreement”). The Gambow Agreement expired on December 31, 2016. The Gambow Agreement provided for a severance clause of twelve months’ notice for termination. Pursuant to the Gambow Agreement, the Corporation agreed to pay Mr. Gambow a base salary of US$15,000 per month for the term of the Gambow Agreement. Mr. Gambow was eligible to receive a bonus based upon the performance of the Corporation.

On January 1, 2017 the Corporation and Mr. Andrukaitis entered into a Professional Services Agreement which expires on December 31, 2021 (the “COO PSA”). The COO PSA can be cancelled at anytime with thirty (30) days written notice by either party. Under the terms of the COO PSA Mr. Andrukaitis will receive a base salary of US$15,000 per month for the fiscal year 2017. The base salary for fiscal 2018 will increase to US$18,000 per month upon achieving sales in 2017 of US$18,000,000. The base salary for fiscal 2019 will increase to US$21,000 per month upon achieving sales in 2018 of US$24,000,000. The base salary for fiscal 2020 will increase to US$24,000 per month upon achieving sales of US$30,000,000. If at any time during the term of the COO PSA sales reach US$50,000,000 the base salary will increase to US$24,000 per month. Mr. Andrukaitis is also eligible to receive an annual bonus, capped at 1.5 times the aggregate annual base salary. The cap would increase to 3x the aggregate annual base salary upon achieving top line sales of US$50,000,000. The performance bonus will be calculated at one-third of 10% of the adjusted income which will be based on the audited annual income adjusted for non-cash items (eg. stock-based compensation, deferred taxes, unrealized foreign exchange and amortization) and income taxes. The COO PSA also includes a severance clause of 24 months base salary for termination or change of control.

The following table provides details regarding the estimated incremental payments from the Corporation of the NEOs assuming termination on December 31, 2016:

Name	Severance (Base Salary) ($)	Severance (Bonus) ($)	Severance (Value of Benefits) ($)	Total ($)
James R. Bond	360,000	Nil	Nil	360,000
Richard Lee	360,000	Nil	Nil	360,000
Neil Gambow(1)	360,000	Nil	Nil	360,000
Tony Andrukaitis	360,000	Nil	Nil	360,000

(1)	Mr. Gambow resigned as a Director of the Corporation on February 2, 2017.

Other than as disclosed elsewhere in the Management Proxy Circular, the Corporation has no contract, agreement, plan or arrangement that provides for payments to any NEO, at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Corporation or a change in the NEOs responsibilities other than the standard thirty days notice as disclosed in the professional service agreements. There are no severance or parachute clauses for change of control, other than the twenty-four month payment clause for termination in the Professional Services Agreements entered into on January 1, 2017 with each of Bondwest, Kitchener and Mr. Andrukaitis.

Kelso Technologies Inc.	- 18 -	2017 Management Proxy Circular

The Corporation has no contract, agreement, plan or arrangement that provides for payments to directors, at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Corporation or a change in the director’s responsibilities.

For compensation related to previous years, please refer to the Corporation’s Management Proxy Circulars and its other public disclosure available under the Corporation’s profile at www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation has purchased and maintains liability insurance for its directors and officers acting in their respective capacities in an aggregate amount of CDN$10 million, against liabilities incurred by such persons as directors and officers of the Corporation and its subsidiaries, except where the liability relates to such person’s failure to act honestly and in good faith with a view to the bests interests of the Corporation. The annual premium paid by the Corporation for this insurance in respect of the directors and officers as a group is CDN$56,500. No premium for this insurance is paid by the individual directors and officers. The insurance contract underlying this insurance does not expose the Corporation to any liability in addition to the payment of the required premium.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table sets forth details of the Corporation’s compensation plans under which equity securities of the Corporation were authorized for issuance as at December 31, 2016.

Plan Category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans
approved by securityholders	2,523,571 (1)	$1.61	2,098,294

Equity compensation plans not	N/A	N/A	N/A
approved by security holders
Total	2,523,571	$1.61	2,098,294

(1)

Reference is made to the disclosure regarding the Stock Option Plan in Note 9 in the Annual Financial Statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov in the United States. This represents 5.4% of the Shares outstanding on December 31, 2016.

Pursuant to the policies of the TSX, the Corporation is required to adopt stock option plan prior to granting incentive stock options. The Corporation adopted its 10% rolling stock option plan at the annual and special meeting of Shareholders held on June 4, 2014 (the “2014 Option Plan”).

The purpose of the 2014 Option Plan is to ensure that the Corporation is able to provide an incentive program for directors, officers, employees and persons providing services to the Corporation (each, an “Optionee”) that provides enough flexibility in the structuring of incentive benefits to allow the Corporation to remain competitive in the recruitment and maintenance of key personnel.

The 2014 Option Plan is administered by the Board of the Corporation which shall, without limitation, have full and final authority in its discretion, but subject to the express provisions of the 2014 Option Plan, to interpret the 2014 Option Plan, to prescribe, amend and rescind rules and regulations relating to it and to make all other determinations deemed necessary or advisable for the administration of the 2014 Option Plan, subject to any necessary shareholder or regulatory approval. The Board may delegate any or all of its authority with respect to the administration of the 2014 Option Plan. The Board shall determine to whom options shall be granted, the terms and provisions of the respective option agreements, the time or times at which such options shall be granted and vested, and the number of common shares to be subject to each option.

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A copy of the 2014 Option Plan may be inspected at the registered and records office of the Corporation, Suite 800, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8 during normal business hours and at the Meeting. In addition, a copy of the 2014 Option Plan will be mailed, free of charge, to any holder of Common Shares who requests a copy, in writing, from the Corporate Secretary of the Corporation. Any such requests should be mailed to the Corporation, at its head office, to the attention of the Corporate Secretary.

The following information is intended as a brief description of the 2014 Option Plan and is qualified in its entirety by the full text of the 2014 Option Plan.

(a)

stock options may be issued to directors, senior officers, employees, consultants, affiliates or subsidiaries or to employees of companies providing management or administrative services to the Corporation;

(b)

the Board (or any committee delegated by the Board) in its sole discretion will determine the number of options to be granted to any optionee, the optionees to receive the options, and term of expiry which will not exceed 10 years from the date the option is granted;

(c)	the options will be non-assignable except that they will be exercisable by the personal representative of the option holder in the event of the option holder's death;

(d)

the number of Shares reserved for issuance to any one person pursuant to options granted under the 2014 Option Plan or otherwise, shall not exceed the maximum percentage of the issued and outstanding Shares at the time of granting of the options, if any, as may be prescribed by the policies of the Exchange (as defined in the 2014 Option Plan);

(e)

the aggregate number of Shares which may be subject to issuance pursuant to options granted under 2014 Option Plan shall not exceed the equivalent of 10% of the total issued and outstanding Shares of the Corporation at the time of grant;

(f)

the exercise price of an option granted under the 2014 Option Plan shall not be less than the Discounted Market Price (as defined in the 2014 Option Plan) if the Corporation’s shares are traded on the TSX Venture Exchange, and the Market Price (as defined in the 2014 Option Plan), if the Corporation’s shares are traded on the TSX Exchange, provided that:

(i)

if options are granted within 90 days of a distribution by a prospectus, the minimum exercise price of those options will be the greater of the Discounted Market Price and the per share price paid by the public investors for Shares acquired under the distribution,

(ii)	the 90 day period begins on the date a final receipt is issued for the prospectus,

(iii)	for unit offerings, the minimum option exercise price will be the ‘base’ (or imputed) price of the shares included in the unit, and

(iv)	for all other financings, the minimum exercise price will be the average price paid by the public investors;

(g)

if an optionee ceases to be a director, officer, consultant or employee for any reason other than death, his option shall terminate as specified by the Board at the time of granting the option and all rights to purchase shares under such option shall cease and expire and be of no further force or effect. All options must terminate within three months of the date of such cessation;

(h)	the Board may, subject to any required regulatory approval but without shareholder approval, make amendments to an option or the 2014 Option Plan which include, but are not limited to:

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(i)	change the vesting provisions of an option or the 2014 Option Plan,

(ii)	change the termination provisions of an option or the 2014 Option Plan, provided there is no extension beyond the original expiry date,

(iii)	add a cashless exercise provision, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve, or

(iv)	make other amendments of a “housekeeping” or non-material nature with requisite regulatory approval.

Notwithstanding the foregoing, the approval of the shareholders of the Corporation shall be required for any of the following amendments to an option or the 2014 Option Plan:

(i)	the limitations on grants of options to insiders and the number of shares that may be reserved for issuance to insiders,

(ii)	the maximum number or percentage of outstanding shares that may be reserved for issuance upon exercise of options under the 2014 Option Plan,

(iii)	any amendment which would permit options granted under the 2014 Option Plan to be transferable, other than for estate settlement purposes, or

(iv)	any amendment to the amendment provisions already voted upon by shareholders.

Subject to the above paragraph, with the consent of the affected optionees, the Board may amend or modify any outstanding option in any manner to the extent that the Board would have had the authority to initially grant such award as so modified or amended, including without limitation, to change the date or dates as of which an option becomes exercisable, subject to the prior approval of the relevant stock exchanges, if required for such amendment or modification.

Any reductions in the exercise price or extension of the term of options granted to insiders will require approval of the shareholders of the Corporation excluding votes of securities held by the insiders benefiting from such amendment.

(i)

if the Shares are listed on the TSX Exchange options shall not be granted under the 2014 Option Plan or securities be made issuable under any other share compensation arrangement which could result in:

(i)	the number of common shares issuable to insiders exceeding 10% of the issued and outstanding shares at the time of such grant; and

(ii)

the number of common shares issued within any one year period pursuant to the exercise of options and any other share compensation arrangement to insiders, exceeding 10% of the issued and outstanding shares;

(j)

shares will not be issued unless fully paid and options granted will be fully vested on the date of grant; options granted to consultants providing investor relations services will be subject to vesting provisions as per the policies of the Exchange, if applicable;

(k)	every option granted under the 2014 Option Plan shall be evidenced by a written agreement between the Corporation and the optionee;

(l)	any consolidation or subdivision of Common Shares will be reflected in an adjustment to the Options; and

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(m)	any reduction in exercise price of options granted to the Corporation's insiders will be subject to approval of disinterested shareholders of the Corporation.

If at any time the expiry of the term of an option should be determined to occur either during a period in which the trading of common shares by the Optionee is restricted under the insider trading policy or other policy of the Corporation or within ten business days following such a period, then the expiry date (and the option term) of such option shall be automatically extended to the tenth trading day following the date the relevant black-out period or other trading restriction imposed by the Corporation is lifted, terminated or removed.

At the date of this Management Proxy Circular, 1,653,571 options were outstanding, representing 3.52% of the issued and outstanding common shares of the Corporation. Of that total, 1,325,000 options belonged to insiders, representing 2.82% of the issued and outstanding common shares.

The Directors and Senior Management are eligible to participate in the 2014 Option Plan. The Corporation does not provide any financial assistance to participants in order to facilitate the purchase of common shares under the 2014 Option Plan.

The TSX requires listed companies to seek shareholder approval of all rolling stock option plans and all unallocated options, rights or other entitlements thereunder every three years after a rolling stock option plan is first instituted. Accordingly, at the Meeting, the Shareholders will be asked to approve all unallocated options issuable pursuant to the 2014 Option Plan in order for subsequent grants under the 2014 Option Plan to be valid. See “Particulars of Other Matters to be Acted Upon”.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or former director, executive officer or employee, proposed nominee for election to the Board, or associate of such persons is, or has been, indebted to the Corporation since the beginning of the most recently completed financial year of the Corporation and no indebtedness remains outstanding as at the date of this Management Proxy Circular.

None of the directors or executive officers of the Corporation is or, at any time since the beginning of the most recently completed financial year, has been indebted to the Corporation or its subsidiaries. None of the directors’ or executive officers’ indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year, has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or its subsidiary, if any.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as described elsewhere in this Management Proxy Circular, no informed person of the Corporation, proposed director of the Corporation or any associate or affiliate of any informed person or proposed director of the Corporation has had any material interest, direct or indirect, in any transaction since the beginning of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries, if any.

“Informed person” means:

(a)	a director or executive officer of the Corporation;

(b)	a director or executive officer of a person or company that is itself an informed person or subsidiary of the Corporation;

(c)

any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Corporation or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the Corporation other than voting securities held by the person or company as underwriter in the course of a distribution of it; and

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(d)	the Corporation has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

MANAGEMENT CONTRACTS

No management functions of the Corporation were, to any substantial degree, performed by a person other than the directors or executive officers of the Corporation.

CORPORATE GOVERNANCE

The Corporation is listed on the TSX and discloses its corporate governance practices using the disclosure requirements in National Instrument 58-101, Disclosure of Corporate Governance Practices (“NI 58-101”) that apply to issuers listed on the TSX. The Corporation’s statement of corporate governance practices is made with reference to National Policy 58-201, Corporate Governance Guidelines and NI 58-101 (collectively, the “Governance Guidelines”) which are initiatives of the Canadian Securities Administrators (“CSA”). The corporate governance practices of the Corporation also conform to the TSX corporate governance guidelines, which have essentially been supplanted by the Governance Guidelines.

Board Governance

The Board has the responsibility for the overall stewardship of the conduct of the business of the Corporation and the activities of management. Management is responsible for the day-to-day conduct of the business. The Board’s fundamental objectives are to enhance and preserve long-term shareholder value, and to ensure the Corporation meets its obligations on an ongoing basis and that the Corporation operates in a reliable and safe manner. In performing its functions, the Board considers the legitimate interests that its other stakeholders, such as employees, customers and communities, may have in the Corporation. In overseeing the conduct of the business, the Board, through the Chief Executive Officer, sets the standards of conduct for the Corporation.

The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. The Board retains the responsibility for managing its own affairs including selecting nominating candidates for election to the Board and constituting committees of the Board. Subject to the Articles and By-Laws of the Corporation the Board may constitute, seek the advice of and delegate powers, duties and responsibilities to committees of the Board.

Board Mandate

The Board has a written mandate which includes responsibility to supervise and evaluate management, to oversee the conduct of the Corporation’s business, to set policies appropriate for the business of the Corporation and to approve corporate strategies and goals. The Board is to carry out its mandate in a manner consistent with the fundamental objective of enhancing shareholder value. In discharging its duty of stewardship over the Corporation, the Board expressly undertakes the following specific duties and responsibilities: (i) adopting, supervising and providing guidance on the Corporation’s strategic planning process; (ii) identifying the principal risks of the Corporation’s business and ensuring the implementation of appropriate internal control and management information systems to effectively monitor and manage those risks with a view to the long-term viability of the Corporation and achieving a proper balance between the risks incurred and the potential return to the Corporation's shareholders; (iii) ensuring that the Corporation has management of the highest calibre and maintaining adequate and effective succession planning for senior management; (iv) placing limits on management’s authority; (v) overseeing the integrity of the Corporation’s internal control and management information systems; and (vi) overseeing the Corporation’s communication policy with its shareholders and with the public generally.

Composition of the Board

The Board is currently comprised of six (6) directors, four of whom are “independent” directors within the meaning of the Governance Guidelines. A director is “independent” if he is independent of management and has no direct or indirect relationship with the Corporation which could, in the view of the Board, be reasonably expected to interfere with the exercise of the member’s independent judgment.

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The Board has considered the relationship of each director to the Corporation. At the date of this Management Proxy Circular, two of the Corporation’s directors are not considered to be independent. Messrs. Bond and Andrukaitis were not independent because of their current management positions with the Corporation. Messrs. Hughes, Dyer, Cass and Ms. Roach are considered to be independent.

Although Messrs. Bond and Andrukaitis are not considered to be independent within the meaning of the Governance Guidelines, the Board has recently instituted a practice whereby at the conclusion of each regularly scheduled meeting of the Board, the Corporation’s independent directors may request an in-camera session at which non-independent directors and members of management are not in attendance.

Board and Committee Meetings – Attendance Record

Below is the attendance record of each director for all Board and Committee meetings held during the period from January 1, 2016 to December 31, 2016:

Director	Board (6 meetings)		Audit (4 meetings)		Compensation (3 meetings)		Corporate Governance (2 meeting)
	No.	%	No.	%	No.	%	No.	%
James R. Bond	6	100	X	X	X	X	X	X
Neil Gambow	6	100	X	X	X	X	X	X
Anthony Andrukaitis	6	100	X	X	X	X	X	100
William Troy(1)	6	100	2	100	2	100	X	100
Peter Hughes	6	100	4	100	3	100	2	100
Phil Dyer	6	100	4	100	X	X	2	100
Paul Cass(2)	3	100	2	100	2	100
John R. O’Neill(3)	3	100	X	X	1	100	2	100
Laura Roach(4)	1	100	X	X	1	100	0	0

(1)	Mr. Troy did not stand for re-election as a Director of the Corporation at the Annual General Meeting held on June 2, 2016.
(2)

Mr. Cass was elected to Board of Directors of the Corporation at the Annual General Meeting held on June 2, 2016. Mr. Cass was appointed to the Audit Committee and Compensation Committee on June 2, 2016. Mr. Cass attended 3 of the 3 Board meetings and 2 of the 2 Audit Committee meetings and 2 of the 2 Compensation Committee meetings held after his appointment.

(3)	Mr O’Neill resigned as a Director of the Corporation on August 2, 2016.
(4)

Ms. Roach was appointed a Director of the Corporation and appointed to the Compensation Committee and Corporate Governance and Nominating Committee on August 10, 2016. Ms. Roach has attended 1 of the 1 Board meetings and 1 of the 1 Compensation Committee meetings held after her appointment. There were no meetings of the Corporate Governance and Nominating Committee Meetings held after her appointment in 2016.

Currently, the following directors serve on the boards of directors of other public companies as listed below:

Director	Public Corporation Board Membership
James R. Bond	SnoBro Enterprises Inc. (TSXV)
Peter Hughes	Broome Capital Inc. (NEX); Gourmet Ocean Products Inc.
(TSXV); Naturally Splendid Enterprises Ltd. (TSXV);
SnoBro Enterprises Inc. (TSXV)

Legend:
TSXV=   TSX Venture Exchange
NEX =    separate board of TSXV

Position Descriptions

The Board has adopted a written position description for each of the Chairman/Lead Director, Chief Executive Officer, a Mandate for the board of directors and an individual director mandate. The CEO position description addresses, among other things, reporting, integrity, strategic planning, business and risk management and organizational effectiveness.

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Orientation and Education

Under its mandate, the Corporate Governance and Nominating Committee is responsible for developing and implementing an orientation program for new directors, where necessary. The Board briefs all new directors with respect to the Corporation’s operations, information on the role of the board and each of its committees, industry information, corporate governance related materials and other information. Each director is responsible to maintain the skills and knowledge necessary to meet his or her obligations as a director of the Corporation.

Trips to where the Corporation’s operations are located are arranged for directors from time to time so they have an opportunity to meet operational management and site personnel.

Board members are encouraged to communicate with management and auditors, to keep themselves current with industry trends and development, and to attend related industry seminars. Board members have full access to the Corporation’s records.

Board Diversity

The Corporation recognizes that improving diversity on the Board and among its senior executives presents the Corporation with an opportunity to develop a competitive advantage by ensuring that the Corporation appeals to potential employees from the broadest possible talent pool. The focus always has been, and will continue to be, to recruit and appoint the most qualified individuals.

The Corporation has not adopted a formal written policy on the representation of women on the Board or in senior management, as the Board does not believe that quotas or strict rules will necessarily result in the identification or selection of the best candidates. Rather the Corporation is committed to recruiting and selecting directors and executive officers who are the most qualified to perform the requirements of each position. The Corporation seeks to obtain the best possible candidate available, having regard to the current needs of the Corporation, while recognizing the benefits to the Corporation of advancing the principles of diversity in all its aspects, including gender. In the context of the foregoing, the Corporation does give consideration to the level of representation of women on the board of directors or in executive officer positions when making director or executive officer nominations and appointments. The Corporation currently has one woman Board member.

Director Retirement Policy and Term Limits

The Board has not adopted a retirement policy or limits regarding the time a director can serve. The following sets out the current tenure for Kelso’s six nominated directors:

Number of Directors	Tenure (Years)
2	Seven
1	Six
1	Two
2	One

The Board recognizes that term limits can ensure Board refreshment and new perspectives. However, Kelso’s long serving directors have significant in-depth knowledge of Kelso and its business. Kelso’s long serving directors are highly valued for their expertise. They can provide historical context for consideration in corporate strategic decision making. In addition, these directors have industry connections which are very important to Kelso. The Board believes the risk of imposing director term limits and thereby losing long serving directors who have in-depth knowledge and understanding of the Corporation will not serve Kelso or its shareholders.

Ethical Business Conduct

The Board has adopted a formal written Code of Business Conduct and Ethics (the “Code of Conduct”) for its directors, officers and employees.

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Individuals governed by the Code of Conduct are required to disclose in writing all business, commercial or financial interests or activities which might reasonably be regarded as creating an actual or potential conflict with their duties. Individuals must avoid all situations in which their personal interests conflict or might conflict with their duties to the Corporation or with the economic interest of the Corporation. All business transactions with individuals, corporations or other entities that could potentially, directly or indirectly, be considered to be a related party, must be approved by the Board regardless of the amount involved.

Directors, officers and employees are encouraged to report violations of the Code of Conduct on a confidential and, if preferred, anonymous basis, in accordance with the complaints procedure set out in the Code of Conduct or the Corporation’s whistleblower procedures. The Audit Committee may request special treatment for any complaint, including the involvement of the Corporation’s external auditors or outside counsel or other advisors. All complaints are required to be documented in writing by the person(s) designated to investigate the complaint, who shall report forthwith to the Chair of the Audit Committee. On an annual basis, or otherwise upon request from the Board, the Code of Conduct requires the Chair of the Audit Committee to prepare a written report to the Board summarizing all complaints received during the previous year, all outstanding unresolved complaints, how such complaints are being handled, the results of any investigations and any corrective actions taken.

A copy of the Corporation’s Code of Conduct can be found on the Corporation’s website at www.kelsotech.com and is also available under the Corporation’s profile on SEDAR at www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States

Corporate Governance and Nominating Committee

The purpose of the Corporate Governance and Nominating Committee is to provide a focus on corporate governance that will enhance corporate performance, and to ensure on behalf of the Board and Shareholders that the Corporation’s corporate governance system is effective in the discharge of its obligations to the Corporation’s shareholders.

The Corporate Governance and Nominating Committee also has the responsibility of proposing nominees for director. The Committee considers the competencies and skills that the Board as a whole should possess, the competencies and skills of existing Board members and the competencies and skills of proposed new Board members. The Committee members utilize their extensive knowledge of the industry and personal contacts to identify potential nominees that possess the desired skills and competencies.

In proposing any candidate for election to the Board, both the Corporate Governance and Nominating Committee and the Board seek to obtain the best possible candidate available, having regard to the current needs of the Board, while recognizing the benefits to the Corporation and its Board of advancing the principles of diversity in all its aspects when determining the composition of the Board. In particular, the Corporate Governance and Nominating Committee and the Board consider the level of representation of women on the Board when identifying and nominating candidates for election or re-election to the Board. When a vacancy occurs on the Board, or the need to add a new Board member is perceived to exist, the Corporate Governance and Nominating Committee will first assess the number and proportion of current directors who are women. Depending on the result of that initial assessment, the Corporate Governance and Nominating Committee takes active steps to seek out potential candidates who are female, and gives close consideration to the background, characteristics and capabilities of the female candidates prior to making a final recommendation to the Board. The Corporation has not adopted a formal written policy on the representation of women on the Board, as the Board does not believe that quotas or strict rules will necessarily result in the identification or selection of the best candidates. While the Corporation takes active steps to seek out female candidates to fill existing vacancies, the Board is of the view that it would not be beneficial to the Corporation to impose artificial deadlines for that purpose, or to increase the size of the Board for the sole purpose of adding a director from any specific gender or identity group. The Corporation currently has one female Board member. The Board is also mindful of the potential advantages to broadening the diversity of the Board with reference to factors other than gender, and does not wish to constrain itself to considering only one particular factor when conducting searches for Board candidates.

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The duties and responsibilities of the Corporate Governance and Nominating Committee include, without limitation, the following:

(a)

to develop and monitor the Corporation’s overall approach to corporate governance issues and, subject to approval by the Board, to implement and administer a system of corporate governance which reflects superior standards of corporate governance practices;

(b)

to report annually to the Corporation’s Shareholders, through the Corporation’s annual management proxy circular or annual report to Shareholders, on the Corporation’s system of corporate governance and the operation of its system of governance;

(c)	to analyze and report annually to the Board the relationship of each director to the Corporation as to whether such director is a related director or an unrelated director; and

(d)

to advise the Board or any of the committees of the Board of any corporate governance issues which the Corporate Governance and Nominating Committee determines ought to be considered by the Board or any such committee.

The Corporation has adopted a formal written mandate for the Corporate Governance and Nominating Committee. The mandate provides that the Corporate Governance and Nominating Committee shall consist of at least three members of the Board, all of whom shall be “independent” within the meaning of NI 58-101. During the most recently completed financial year, the Corporate Governance and Nominating Committee members were Messrs. Hughes, Dyer and Ms. Roach, all of whom are independent.

The Board appoints the members of the Corporate Governance and Nominating Committee for the ensuing year at its organizational meeting held in conjunction with each annual general meeting of the Shareholders of the Corporation. The Board may at any time remove or replace any member of the Corporate Governance and Nominating Committee and may fill any vacancy in the committee.

The Corporate Governance and Nominating Committee meets regularly each year on such dates and at such locations as the Chair of the committee determines. The Corporate Governance and Nominating Committee has access to such officers and employees of the Corporation and to such information respecting the Corporation and may engage independent counsel and advisors at the expense of the Corporation, all as it considers to be necessary or advisable in order to perform its duties and responsibilities.

AUDIT COMMITTEE DISCLOSURE

National Instrument 52-110F1 Audit Committees Information Required in an AIF (“NI 52-110”) requires the Corporation to disclose annually in its Annual Information Form (“AIF”) certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor. The Corporation chooses to comply with the requirement to file an AIF by filing a Form 20 F – Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and disclose the information required by NI 52-110 in this Management Proxy Circular. A copy of the Corporation’s Form 20-F dated March 31, 2017 is available on the Corporation’s website at www.kelsotech.com and is also available under the Corporation’s profile on SEDAR at www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

Audit Committee Charter

The Corporation’s Audit Committee is governed by an audit committee charter, the text of which is attached as Schedule A to this Management Proxy Circular.

The principal purpose of the Audit Committee is to ensure that the Corporation’s management has designed and implemented an effective system of internal financial controls, to review and report on the integrity of the consolidated financial statements of the Corporation and to review the Corporation’s compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of material facts on financial and tax related matters.

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The Corporation has adopted a formal written mandate for the Audit Committee. The mandate provides that the Audit Committee shall consist of at least three members of the Board, all of whom shall be “independent” within the meaning of NI 52-110. NI 52-110 provides that a member of an audit committee is “independent” if the member has no direct or indirect relationship with the issuer, which could, in the view of the issuer’s board of directors, reasonably interfere with the exercise of the member’s independent judgment. During the most recently completed financial year, the Audit Committee was composed of three (3) directors: Messrs. Dyer, Hughes and Cass. All of the members of the Audit Committee are independent.

The Audit Committee meets a minimum of four times a year, including the review of the interim and annual financial statements prior to their submission to the Board. The Audit Committee has direct communication channels with internal personnel responsible for financial statement preparation and with the Corporation’s external auditors. The Audit Committee may also engage independent counsel or other advisors at the expense of the Corporation, all as it considers to be necessary or advisable in order to perform its duties and responsibilities.

The Board appoints the members of the Audit Committee for the ensuing year at its organizational meeting held in conjunction with each annual general meeting of the Corporation’s Shareholders. The Board may at any time remove or replace any member of the Audit Committee and may fill any vacancy in the committee.

Relevant Education and Experience

Phil Dyer

Mr. Dyer was employed by Legacy Texas Bank, Plano, Texas from November 1996 to February 2016, including the holding position of President from December 2000 to December 2014. Mr. Dyer is also the former mayor of Plano, Texas having served from 2009 to 2013. Mr. Dyer holds a Bachelor’s degree from the University of Texas and an MBA from East Texas State University.

Peter Hughes

Mr. Hughes has 30 years’ business experience including senior-level executive and director positions in both private and public companies specializing in pharmaceuticals, alternative energy and mining. Mr. Hughes has built industrial and resource companies from the ground up and has obtained regulatory and exchange approval for numerous reporting issuers. His experience includes corporate structuring, technology assessments, proprietary protection, public and private financings, negotiating property agreements, and public company management. He has also worked with National Research Council of Canada providing alternative energy companies with market intelligence and strategic planning. Mr. Hughes has a Bachelor of Science from UBC and completed the Canadian Securities Course and Directors & Officers Program. Mr. Hughes currently serves as President and CEO of SnoBro Enterprises Inc., a capital pool company listed on the TSXV; President, CEO and a director of Broome Capital Inc., a capital pool company listed on the NEX CEO; director of Gourmet Ocean Products Inc. a company listed on the TSXV; director of Naturally Splendid Enterprises Ltd., a company listed on the TSXV.

Paul Cass

Mr. Cass has been the COO at Whitewater West Industries Ltd. since May 2016. Mr. Cass has held several positions at Ballard Power Systems Inc. including Vice President and Chief Operations Officer (2014 to March 31, 2016); Vice President, Operations (2009-2014); Director, Material Handling and Bus Markets, Customer Service & Apps Eng (2008-2009); Director Bus Markets, Customer Service & Applications Engineering (2005-2008); Director, Customer Service, Applications Engineering and Program Management (2003-2005); Director Programs and Product Development (2001-2003). Mr. Cass holds an MBA and BASc and is a member of the Association of Professional Engineers and Geoscientists of British Columbia (P.Eng).

Audit Committee Oversight

Since the commencement of the Corporation’s most recently completed financial year, the Corporation’s Board has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

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Reliance on Certain Exemptions

Since the commencement of the Corporation’s most recently completed financial year, the Corporation has not relied on the exemptions contained in sections 2.4 or Part 8 of NI 52-110. Section 2.4 (De Minimis Non-audit Services) provides an exemption from the requirement that the Audit Committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Part 8 (Exemptions) permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110 in whole or in part.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as set out in the Audit Committee Charter of the Corporation. A copy of the Corporation’s Audit Committee Charter is attached as Schedule A to this Management Proxy Circular.

External Auditor Service Fees

The aggregate fees billed by the Corporation’s external auditor during the fiscal year ended December 31, 2016 and December 31, 2015 by category, are as follows:

Financial Period		Audit Related
Ended	Audit Fees(1)	Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31, 2016	$90,000	Nil	$55,000	Nil
December 31, 2015	$95,000	$2,500	$30,000	Nil

(1)

This category includes the fees for the audit of our financial statements and the quarterly reviews of interim financial statements. This category also includes advice on audit and accounting matters that arose during or as a result of the audit or the review of interim financial statements and services in connection with Securities and Exchange Commission filings.

(2)

This category includes assurance and related services that are reasonably related to the performance of the audit or review of the financial statements that are not reported under Audit Fees, and describes the nature of the services comprising the fees disclosed under this category.

(3)

This category includes the fees for professional services rendered for tax compliance, tax advice and tax planning, and describes the nature of the services comprising the fees disclosed under this category.

(4)	This category includes products and services provided by the principal accountant, other than the services reported under Audit Fees, Audit- Related Fees or Tax Fees.

Compensation Committee

The principal purpose of the Compensation Committee is to implement and oversee compensation policies approved by the Board. The duties and responsibilities of the Compensation Committee include, without limitation, the following:

(a)	to recommend to the Board compensation policies and guidelines for the Corporation; and

(b)

to review and approve corporate goals and objectives relevant to the compensation of the Chief Executive Officer and, in light of those goals and objectives, to recommend to the Board the annual salary, bonus and other benefits, direct and indirect, of the Chief Executive Officer and to approve compensation for all other designated officers of the Corporation, after considering the recommendations of the Chief Executive Officer, all within the human resources and compensation policies and guidelines approved by the Board.

The Corporation has adopted a formal written mandate for the Compensation Committee. The mandate provides that the committee shall consist of at least three members of the Board, a majority of whom shall be “independent” within the meaning of the Governance Guidelines. During the most completed financial year, the Compensation Committee members were Messrs. Hughes, Troy and Ms. Roach. All of the members of the Compensation Committee are independent.

All members of the Compensation Committee have direct experience which is relevant to their responsibilities as Compensation Committee members. The majority of the members of the Compensation Committee are, or have acted, as a CEO or senior management of a public or private company, and therefore have a good understanding of how compensation works and how to motivate staff. All of the members have good financial understanding which allows them to assess the costs versus benefits of compensation plans. The members combined experience in the railway or trucking sector provides them with the understandings of the Corporation’s success factors and risks which is very important when determining the metrics for measuring success.

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The Board appoints the members of the Compensation Committee for the ensuing year at its organizational meeting held in conjunction with each annual general meeting of the Corporation’s Shareholders. The Board may at any time remove or replace any member of the Compensation Committee and may fill any vacancy in the committee.

The Compensation Committee meets regularly each year on such dates and at such locations as the Chair of the Compensation Committee determines. The Compensation Committee has access to such officers and employees of the Corporation and to such information respecting the Corporation and may engage independent counsel or advisors at the expense of the Corporation, all as it considers to be necessary or advisable in order to perform its duties and responsibilities.

Assessment of the Board

Prior to the preparation of the Management Proxy Circular the Corporate Governance and Nominating Committee distributes a Board effectiveness assessment to directors. This assessment questions members as to their level of satisfaction with the functioning of the Board, its interaction with management and the performance of the standing committees of the Board. Board members conduct peer reviews and a self assessment regarding their effectiveness as a Board member as part of this assessment process. To ensure the assessment process is candid, the individual assessments are returned on a confidential basis to the Chair of the Corporate Governance and Nominating Committee with a copy to the Corporate Secretary. The results are compiled for the Corporate Governance and Nominating Committee. The Committee reviews and discusses the results and makes recommendations to the Board regarding any action that may be deemed necessary or advisable to ensure the Board continues to function effectively and adequately perform its mandate. The Board aims for a 100% compliance rate for completion of the assessment by directors, which was achieved this year. The peer reviews and self-assessments by Directors are considered as part of the director nomination process.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approval of all unallocated options issuable pursuant to the 2014 Option Plan

The Corporation's 2014 Option Plan, which is a 10% rolling stock option plan, was originally instituted on June 4, 2014. Pursuant to TSX requirements, every three years after institution, all unallocated options, rights and other entitlements under any security based compensation arrangement which does not have a fixed maximum number of securities issuable thereunder (commonly referred to as “rolling plans”), must be approved by the majority of the Corporation’s Directors and Shareholders.

Based on the 2014 Stock Option Plan, the aggregate number of Common Shares reserved for issuance upon the exercise of all options granted under the 2014 Stock Option Plan, may not exceed 10% of the issued and outstanding Common Shares of the Corporation from time to time. The number of unallocated options is calculated by subtracting (i) the number of Common Shares issuable pursuant to outstanding options under the 2014 Stock Option Plan from (ii) the number calculated as 10% of the issued and outstanding Common Shares at the time.

As at the date of this Management Proxy Circular, the Corporation has 46,911,752 Common Shares issued and outstanding and 1,602,604 Shares issuable under existing option grants (equal to 3.4% of the issued and outstanding Common Shares of the Corporation). The number of unallocated options available to be approved at the date of the Meeting will be 3,088,571 (being 10% of the total issued and outstanding common shares) less 1,602,604 common shares reserved for outstanding options, resulting in a new reserve of 3,088,571 common shares, equal to 6.5% of the issued and outstanding Common Shares of the Corporation available until June 8, 2020.

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If the Shareholders approve the unallocated options at the Meeting, the Corporation will next be required to seek similar approval from the Shareholders no later than June 8, 2020. If the 2014 Stock Option Plan Resolution (as defined below) is not approved by the Shareholders at the Meeting then, after that date, the Corporation will not have the ability to grant further Options under the 2014 Stock Option Plan. Allocated options that are subsequently cancelled, terminated or expire unexercised will not be available to be re-granted by the Corporation.

To be effective, the following resolution to approve the unallocated options under the 2014 Stock Option Plan (the “Stock Option Plan Resolution”) must be authorized and approved by a simple majority of votes cast by the holders of Common Shares present in person or represented by proxy and entitled to vote at the Meeting:

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.

the unallocated options under the 2014 Stock Option Plan, as amended from time to time, be and are hereby approved and authorized, and the Corporation shall be permitted to grant options thereunder until June 8, 2020; and

2.

the Board be and is hereby authorized on behalf of the Corporation to make any amendments to the 2014 Option Plan as may be required by regulatory authorities or otherwise made necessary by applicable legislation, without further approval of the shareholders of the Corporation, in order to ensure the adoption and efficient function of the 2014 Option Plan; and

3.

any director or officer of the Corporation be and is hereby authorized and directed to do such things and to execute and deliver all such instruments, deeds and documents, and any amendments thereto, as may be necessary or advisable in order to give effect to the foregoing resolutions, and to complete all transactions in connection with the implementation of the 2014 Option Plan.”

The Board believes the passing of the foregoing ordinary resolution is in the best interests of the Corporation and recommends that Shareholders vote in favour of the 2014 Option Plan Resolution.

Unless otherwise directed, the management representatives named in the accompanying form of proxy intend to vote FOR the 2014 Option Plan Resolution at the Meeting.

Other than the above, management of the Corporation knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters that are not known to management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

ADDITIONAL INFORMATION

The Board approves the Corporation’s annual Financial Statements and annual MD&A, interim quarterly reports to shareholders and the content of the Corporation’s other significant public disclosure documents. These and other prescribed documents are available on the Corporation’s website at www.kelsotech.com and is also available under the Corporation’s profile on SEDAR at www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

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The Corporation has also established and maintains a corporate website at www.kelsotech.com that includes, among other things, an investors section containing past annual and quarterly reports and press releases. Financial information regarding the Corporation is provided in the annual financial statements and annual MD&A for the period ended December 31, 2016. The Corporation will provide, at no charge to the shareholder, a copy of its latest Financial Statements and MD&A for the year ended December 31, 2016, interim quarterly reports for subsequent periods, and a copy of this Management Proxy Circular upon request to the to the Corporation as follows:

(i)	e-mail:	klove@kelsotech.com

(ii)	telephone:	250.764.3618

(iii)	mail:	Kelso Technologies Inc.
		13966 18B Avenue
		Surrey, British Columbia V4A 8J1, Canada
		Attn: Corporate Development

DIRECTORS’ APPROVAL

The contents and the distribution of this Management Proxy Circular to the Shareholders of the Corporation has been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS
KELSO TECHNOLOGIES INC.

“James R. Bond”

James R. Bond,
President, Chief Executive Officer and Director
Dated: May 2, 2017

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SCHEDULE “A”
CHARTER OF THE AUDIT COMMITTEE

GENERAL

The Audit Committee is a committee of the board of directors (the “Board”) of Kelso Technologies Inc. (the “Corporation”) to which the Board delegates its responsibility for oversight of the financial reporting process.

Responsibilities of the Audit Committee include:

•	Review the financial reporting process to ensure the accuracy of the financial statements of the Corporation;
•	Assist the Board to properly and fully discharge its responsibilities;
•	Strengthen the role of the Board by facilitating in depth discussions between directors, management and external auditors;
•	Evaluate the independent auditor’s qualifications, performance and independence;
•	Facilitate the independence of the independent auditor;
•	Assess the processes relating to the determination and mitigation of risks and the maintenance of an effective control environment; and
•	Review the processes to monitor compliance with laws and regulations.

The Audit Committee will provide communication among the independent auditor, senior management of the Corporation and the Board. The Audit Committee has the sole authority to approve any non-audit engagement by the Corporation’s independent auditors and to approve all audit engagement fees and terms.

FINANCIAL REPORTING

1.

Review, with management and the independent auditor, the Corporation’s annual financial statements, independent auditor reports, and disclosures under “Management’s Discussion and Analysis” before they are reviewed by the Board. Review interim financial information before it is released to the public.

2.

Review all public disclosure documents containing audited or unaudited financial information before release, including any prospectus, the annual report, the annual information form and management’s discussion and analysis.

3.

Conduct an investigation sufficient to provide reasonable grounds for believing that the financial statements and reports referred to in a) above are complete in all material respects and consistent with the information known to Committee members, and assess whether the financial statements reflect appropriate accounting principles.

4.

Review with senior management of the Corporation and the independent auditor, management’s handling of any proposed audit adjustments identified by the independent auditors, the presentation and impact of signification risks and uncertainties, and key estimates and judgements of management that may be material to financial reporting.

5.

Meet with the independent auditor to review the results of the annual audit, their judgments about the quality and appropriateness of the Corporation’s accounting principles, and any audit problems or difficulties and management’s response.

6.	Review and resolve any significant disagreement among the Corporation’s management and the independent auditors in the financial reporting process.

7.	Review the integrity of the Corporation’s internal and external financial reporting process, in consultation with the independent auditors.

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Charter of the Audit Committee

8.	Review the evaluation of internal controls by the external auditor, together with management’s response.

9.	Review the post-audit or management letter, containing the recommendations of the external auditor, and management’s response and subsequent follow up to any identified weakness.

10.

Consider, evaluate and recommend to the Board such changes as are appropriate to the Corporation’s auditing and accounting principles and practices as suggested by the independent auditors or the Corporation’s senior management.

11.

Review with independent auditors and the Corporation senior management the extent to which changes and improvements in financial and accounting practices, as approved by the Audit Committee, have been implemented.

INDEPENDENT AUDITOR

1.	Approve the independent auditors’ proposed audit scope, approach and fees.

2.	At least annually, obtain and review a report by the independent auditor describing:

a)	the firm’s internal quality-control procedures, and

b)

any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues.

3.

Confirm the independence of the independent auditor by discussing and reviewing all significant relationships that the independent auditors have with the Corporation and obtaining their assertion of independence in accordance with professional standards.

4.	Review the performance of the independent auditor.

5.	Engage the Corporation’s independent auditor and present recommendations on the appointment or discharge of the independent auditor to the Board for presentation to the shareholders.

6.

Approve in advance of the Corporation’s final commitment all consulting arrangements and any other non- audit service with the Corporation’s independent auditors other than services related to reviews of interim reports and tax services.

7.	Approve all audit fees and terms.

8.	When there is to be a change in the auditor, review all issues relating to the change including any reportable events.

9.	Review any engagements for non-audit services to be provided by the independent auditor’s firm or affiliates, together with estimated fees and consider the independence of the auditor.

RISK ASSESSMENT AND RISK MANAGEMENT.

1.	Discuss with Corporation management guidelines and policies governing the risk assessment and risk management processes.

2.	Review with Corporation management, the independent auditors, significant risks and exposures.

3.	Review management’s plans and processes to minimize such risks, including insurance coverage.

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Charter of the Audit Committee

4.	Evaluate whether Corporation management is adequately communicating the importance of internal control to all relevant personnel.

5.	Periodically privately consult with the independent auditor about internal controls and the completeness and accuracy of the Corporation’s financial statements.

6.	Review whether the internal control recommendations made by the internal auditors and the independent auditor are being implemented by Corporation management and, if not, why not.

COMPLIANCE WITH RELEVANT LAWS AND REGULATIONS

Periodically obtain updates from the Corporation’s senior management regarding procedures and processes to ensure compliance with applicable laws and regulations (including but not limited to, securities, tax and environmental matters).

OTHER RESPONSIBILITIES

1.	Meet at least four times annually (for review of Q1, Q2 and Q3 interim reports as well as pre audit) with senior management and the independent auditors in separate sessions.

2.	Institute special investigations, if necessary, and hire special counsel or experts to assist, if appropriate.

3.	Review and update this Charter at least annually or as otherwise determined by the Committee, and obtain approval of changes from the Board.

4.	Set clear hiring policies for employees or former employees of the independent auditors.

5.	Review the procedures established for the receipt, retention, and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters.

6.

Review the procedures established allowing the confidential, anonymous submission by Corporation employees of concerns regarding questionable accounting or auditing matters and resolution of such concerns, if any.

7.

Review with the Board, any issues that arise with respect to the quality or accuracy of the Corporation’s financial statements, the Corporation’s compliance with legal or regulatory requirements and the performance and independence of the Corporation’s independent auditors.

8.	Perform other oversight functions as requested by the Board.

9.	As considered necessary in the course of fulfilling Audit Committee duties, obtain advice and assistance from outside legal, accounting or other advisors.

10.	Report after each meeting to the Board regarding actions taken and matters discussed by the Committee.

ORGANIZATION OF THE AUDIT COMMITTEE

1.	The Audit Committee shall be comprised of a minimum of three directors of which the majority are not officers, employees or control persons of the Corporation or its affiliates.

2.	Each member of the Committee shall have a working knowledge of basic finance and accounting practices.

3.	The Chair of the Committee must have accounting or related financial management experience.

4.	The members of the Committee and its Chair shall be appointed by the Board of Directors.

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Charter of the Audit Committee

5.	Appointments shall be made in accordance with procedures established by the Corporate Governance and Nominating Committee of the Board of Directors from time to time.

6.

The Corporation will adequately fund the budget of the Audit Committee. The budget will include, at a minimum, payments to the independent auditors for audit services and, if necessary, other professionals retained by the Audit Committee from time to time.

7.

The Committee shall meet four times annually (for review of Q1, Q2 and Q3 interim reports as well as pre audit), or more frequently as circumstances dictate. On an annual basis, the Committee shall report to the Board on the Committee’s performance against its charter and the goals established annually by the Committee for itself.

PROCEDURE GOVERNING ERRORS OR MISSTATEMENTS IN FINANCIAL STATEMENTS

1.

In the event a director or an officer of the Corporation has reason to believe, after discussion with management, that a material error or misstatement exists in financial statements of the Corporation, that director or officer shall forthwith notify the Audit Committee and the auditor of the error or misstatement of which the director or officer becomes aware in a financial statement that the auditor or a former auditor has reported on.

2.

If the auditor or a former auditor of the Corporation is notified or becomes aware of an error or misstatement in a financial statement on which the auditor or former auditor has reported, and if in the auditor’s or former auditor’s opinion the error or misstatement is material, the auditor or former auditor shall inform each director accordingly.

3.

When the Audit Committee or the Board is made aware of an error or misstatement in a financial statement the Board shall prepare and issue revised financial statements or otherwise inform the shareholders and file such revised financial statements as required.

LIMITATION ON AUDIT COMMITTEE MEMBERS’ DUTIES

Nothing in this Charter is intended, or may be construed, to impose on any member of the Audit Committee a standard of care or diligence that is in any way more onerous or extensive than the standard required by law.

Adopted by the Board of Directors on August 1, 2014.

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Charter of the Audit Committee